USA REAL ESTATE HOLDING COMPANY
1020 North Coach House Circle, Wichita, Kansas, 67235, 316-721-4415

VIA EDGAR

January 4, 2009

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:          USA REAL ESTATE HOLDING COMPANY
Registration Statement on Form S-1
Filed on September 1, 2009
File No. 333-161646

 Ladies and Gentlemen:

 Pursuant to Rule 477 (Part 230.477) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), USA REAL ESTATE HOLDING COMPANY, a Delaware corporation (the “Company”), hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-1 filed on September 1, 2009 (File No. 333-161646).

No securities were sold in connection with the offering.

The grounds on which the Company withdraws its S-1 Registration Statement is that it has re-filed its registration statement through SEC Form S-11 in response to the Commission’s comment set forth in the Commission’s comment letter dated September 28, 2009.

The Company requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the S-1 Registration Statement be credited for use with its Form S-11.

Should you have any questions regarding this matter, please contact President Stephen Maddox.

USA REAL ESTATE HOLDING COMPANY

By: /s/ Stephen R. Maddox
        Stephen R. Maddox
        President and Chairman of the Board of Directors